Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Disclosure under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Mumbai, April 30, 2020: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform the Stock Exchanges that the Company has executed a business transfer agreement with TML Business Services Limited, a subsidiary of the Company dated April 30, 2020 for the sale and transfer of the Global Delivery Centre / Process Shared Service business (“GDC Business”) of the Company as a “going concern” and on a slump sale basis for a lump sum consideration of ` 10.3 crores. Post the acquisition, TML Business Services Limited would provide outsourced business process and knowledge based services to Tata Motors Limited and other companies.

Enclosed in Annexure I to this letter are disclosures pursuant to Regulation 30 of the Listing Regulations read with the SEBI Circular CIR/CFD/CMD/4/2015 dated September 09, 2015 for sale and transfer of the GDC Business as mentioned above.

This is for the information of the exchange and the members.

Annexure I

S. No.	Particulars	Details
1.	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division of the listed entity during the last financial year

GDC Revenue from external customersTML Revenue standalone (` in crores)` 6.37 crores69,202.76 – 0.01%

The GDC Business was an internal operation of Tata Motors Limited and therefore the net worth cannot be determined.

2.	Date on which the agreement for sale has been entered into	April 30,2020
3.	Expected date of completion of sale / disposal	June 30, 2020
4.	Consideration received from such sale / disposal	Rupees Ten Crores and Thirty lakhs Only

5.	Brief details of buyers and whether any of the buyers belong to the promoter / promoter group / group companies

TML Business Services Limited, is a subsidiary of Tata Motors Limited. Post the purchase of GDC Business from the Company, TML Business Services Limited will provide business process support and knowledge-based services to various companies.

6.	Details of whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”

Yes, the transaction is a related party transaction. Arm’s length valuation of business was obtained from an independent valuer and the transaction has been approved by the Audit Committees and Boards of the respective companies.

7.	Indicative disclosures provided for amalgamation / merger with respect to the slump sale	Not Applicable

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.